U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                 000-24543

                                                                 CUSIP NUMBER
                                                                 221492101

                           NOTIFICATION OF LATE FILING

                                  (Check One):

|X| Form 10-K                     |_| Form 20-F                    |_| Form 11-K

             |_| Form 10-Q                           |_| Form N-SAR

            For Period Ended: December 29, 2002

                  |_|   Transition Report on Form 10-K

                  |_|   Transition Report on Form 20-F

                  |_|   Transition Report on Form 11-K

                  |_|   Transition Report on Form 10-Q

                  |_|   Transition Report on Form N-SAR

                  For the Transition Period Ended: ___________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

      Full Name of Registrant: Cost-U-Less, Inc.
      Former Name if Applicable:
      Address of Principal Executive Office:

            8160 304th Ave. SE, Bldg. 3, Suite A
            Preston, Washington 98050

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      Registrant's two stores on the island of Guam suffered damage from Supertyphoon Pongsona on December 8, 2002, resulting in the immediate closure of both stores. Registrant's Tamuning store, opened in 1995, lost its generator and freezer-cooler equipment in the storm, but reopened shortly thereafter on December 12, 2002. Registrant's Dededo store, opened in 1992, suffered more substantial damage and will require reconstruction. Registrant is in the process of working with the landlord to rebuild the store. Registrant believes that it maintains adequate casualty and business interruption insurance for this catastrophe. However, insurance coverage issues related to this event have not yet been fully resolved. As a result, Registrant intends to incur a pre-tax charge of $406,000 for damage resulting from Supertyphoon Pongsona, and continues to work with its insurance company to resolve coverage issues that may result in a recovery of some or all of this charge. In addition, Registrant is currently working with a financial institution to secure a replacement line of credit to meet its working capital needs. Registrant's current lender has indicated that it will not renew the existing line of credit beyond its expiration date of April 1, 2003, although it has stated that it will extend the terms of the existing line of credit until such time as Registrant finalizes its replacement credit facility. The resolution and negotiation of the issues detailed above required a significant commitment of time and effort on the part of Registrant's management personnel and finance staff, including its Chief Financial Officer. This commitment left Registrant with insufficient management resources to complete and file its 2002 Form 10-K by March 31, 2003, without unreasonable effort and/or expense.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

      Martin P. Moore, Chief Financial Officer (425) 222-5022

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No


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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The income statement to be filed with Registrant's Form 10-K will report net income of $196,000, or $0.05 per fully diluted share outstanding, for the fourth quarter ended December 29, 2002, compared to net income of $301,000, or $0.08 per fully diluted share outstanding for the corresponding quarter in fiscal 2001. Results for the fourth quarter of fiscal 2002 included a pre-tax charge of $406,000 for damage resulting from Supertyphoon Pongsona that struck the island of Guam on December 8, 2002.

      The income statement will report net sales in fiscal 2002 of $176.2 million, a decrease of 0.9% as compared to net sales of $177.9 million in fiscal 2001. The slight decline in net sales was primarily due to lower business-to-business sales in the current year as compared to particularly strong sales in the prior year. Conversely, comparable-store sales (stores open for a full 13 months) increased 1.4% during fiscal 2002 as compared to fiscal 2001, as decreased sales in Guam were more than offset by sales increases in a majority of Registrant's other stores. Net income decreased slightly to $531,000, or $0.15 per share, for fiscal 2002, compared to net income of $556,000, or $0.15 per share in fiscal 2001.

                                COST-U-LESS, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                By: /s/  Martin P. Moore
                                        ----------------------------------------
                                        Martin P. Moore, Chief Financial Officer


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